
Mail Stop 4628

August 30, 2018

Via E-mail
Vincent J. Morales
Senior Vice President and Chief Financial Officer
PPG Industries, Inc.
One PPG Place,
Pittsburgh, Pennsylvania 15272

> **Re:** **PPG Industries, Inc.**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 15, 2018 and amended June 28, 2018**
> **File No. 1-01687**

Dear Mr. Morales:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   News reports state that Airbus has long used PPG primer and that PPG windshields and cockpit windows are available for sale and installation in new Airbus A320 aircraft. A document titled "Orders, Deliveries, Operators - Worldwide" on the Airbus website identifies Sudan Airways and Syrian Air as having ordered, having taken delivery of, and operating Airbus A320 aircraft.

     Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms

Vincent J. Morales
PPG Industries, Inc.
August 30, 2018
Page 2

and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance

        Anne M. Foulkes
        Senior Vice President and General Counsel